UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate be check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated June 1, 2011, entitled “VIRYANET REPORTS RESULTS FOR THE FIRST FISCAL QUARTER OF 2011”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	Chief Executive Officer

Date: June 1, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on June 1, 2011, entitled “VIRYANET REPORTS RESULTS FOR THE FIRST FISCAL QUARTER OF 2011”.

VIRYANET REPORTS RESULTS FOR THE FIRST FISCAL QUARTER OF 2011

Southborough, MA, June 1, 2011 - ViryaNet Limited (OTCQB: VRYAF) (“ViryaNet” or the “Company”), a leading provider of software solutions that optimize the planning, execution & monitoring of service processes for mobile field service workforces, announced today its financial results for the first quarter of 2011.

ViryaNet reported revenues of $2.5 million for the quarter ended March 31, 2011, an 8.5% decrease compared to the same period in 2010. Loss from operations for the first quarter of 2011 was $183,000, compared to income from operations in the corresponding period in 2010 of $93,000. Net loss for the first quarter of 2011 was $245,000, or basic and diluted loss per share of $0.07, compared to net income of $32,000, or basic and diluted earnings per share of $0.01 for the corresponding period in 2010. Software license revenues for the first quarter of 2011 were $240,000, compared to $277,000 recorded in the first quarter of 2010. Maintenance and services revenues were $2.3 million in the first quarter of 2011, reflecting a decrease relative to $2.5 million in the first quarter of 2010.

The Company’s cash balances on March 31, 2011 were $132,000, compared to $97,000 on December 31, 2010. The Company’s short-term and long-term bank debt balance was reduced, from $1.4 million on December 31, 2010 to $1.3 million on March 31, 2011. During 2010, the Company received from Bank Hapoalim a waiver of the Company’s bank covenants for fiscal year 2010 and for the first quarter of 2011. The Company intends to request from the bank an extension of this waiver through the end of 2011.

The Days Sales Outstanding (DSO) for the Company in the first quarter of 2011 was 31 days.

“After eight consecutive profitable quarters, we are disappointed not to achieve net income in the first quarter of 2011” stated Memy Ish-Shalom, Chief Executive Officer. “In the first quarter of 2011, we have experienced delays in decision making by customers, for the majority of the Q1 deals we worked on. We will continue to pursue these deals in the coming quarters. In addition, we have increased our sales and marketing investments as well as made a few organizational changes that we expect will help us to close the gap opened in the first quarter of 2011.”

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce ManagementTM, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets most respected retailer, North America’s largest auto insurer and 5 of the top 10 Australian water utilities as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Southborough, MA, ViryaNet has additional offices in the United States, Israel and Australia. For more information visit our website, our blog, or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, filed on July 15, 2010, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

Press Contact:

Aviram Hinenzon

ViryaNet, Ltd

508-490-8600, ext 3025

Aviram.Hinenzon@viryanet.com

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2010	March 31, 2011
Assets

CURRENT ASSETS:
Cash and cash equivalents	$97	$132
Trade receivables	1,066	849
Other accounts receivable and prepaid expenses	200	146

Total current assets	1,363	1,127

NON-CURRENT ASSETS:
Severance pay fund	1,018	1,062
Other	20	27

Total non-current assets	1,038	1,089

PROPERTY AND EQUIPMENT, net	106	97

GOODWILL	7,253	7,265

Total assets	$9,760	$9,578

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2010	March 31, 2011
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$288	$329
Current maturities of long-term bank loans	500	500
Trade payables	386	449
Deferred revenues	3,356	3,393
Other accounts payable and accrued expenses	1,872	1,993
Convertible debt	517	513
Loan from related party	79	79

Total current liabilities	6,998	7,256

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	589	464
Long-term deferred revenues	317	175
Accrued severance pay	1,499	1,546

Total long-term liabilities	2,405	2,185

SHAREHOLDERS’ EQUITY:
Share capital	4,350	4,429
Additional paid-in capital	116,456	116,397
Accumulated other comprehensive income	55	60
Accumulated deficit	(120,504)	(120,749)

Total shareholders’ equity	357	137

Total liabilities and shareholders’ equity	$9,760	$9,578

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31
	2010	2011

REVENUES:
Software licenses	$277	$240
Maintenance and services	2,468	2,272

Total revenues	2,745	2,512

COST OF REVENUES:

Software licenses	54	19
Maintenance and services	1,064	1,032

Total cost of revenues	1,118	1,051

GROSS PROFIT	1,627	1,461

OPERATING EXPENSES:

Research and development	307	495
Selling and marketing	766	686
General and administrative	461	463

Total operating expenses	1,534	1,644

INCOME (LOSS) FROM OPERATIONS	93	(183)
FINANCIAL INCOME (EXPENSES), net	(61)	(62)

NET INCOME (LOSS)	$32	$(245)

BASIS NET EARNINGS (LOSS) PER SHARE	$0.01	$(0.07)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING BASIC NET EARNINGS (LOSS) PER SHARE	3,351,973	3,592,739

DILUTED NET EARNINGS (LOSS) PER SHARE	$0.01	$(0.07)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING DILUTED NET EARNINGS (LOSS) PER SHARE	3,792,878	3,592,739